Lowenstein Sandler LLP
65 Livingston Avenue
Roseland, New Jersey 07068

May 15, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attention: James Lopez, Esq.

Re:     Cancer Genetics, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 16, 2015
File No. 001-35817

Dear Mr. Lopez:

On behalf of Cancer Genetics, Inc. (the “Company”), we are sending our response to the comment contained in the letter, dated May 7, 2015 (the “Comment Letter”), from Tia L. Jenkins, Senior Assistant Chief Accountant, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K (File No. 001-35817) (the “Annual Report”).
For ease of reference, set forth in bold below is the comment to the Annual Report, as reflected in the Comment Letter. The Company’s supplemental response is set forth below the comment.
The Company has authorized this firm to respond to the Comment Letter as follows:
Form 10-K for the Year Ended December 31, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

1.
We note that in your earnings call on March 12, 2015 you quantified your backlog at the closing of 2014 (about $25 million) and discussed the trend in backlog as well as the timeframe when you believe you will l recognize revenue. We are unable to locate disclosure regarding backlog in your Form 10-K. Please revise future filings to address your backlog pursuant to Item 101(c)(2)(viii) of Regulation S-K. Provide us with draft disclosure.

The Company does not believe that it has backlog as would be disclosed under Item 101, and so has not used that term in its SEC filings to date. Our contracts with biopharmaceutical companies are agreements to provide them testing services entered into in advance of their clinical trials. The contracts describe the study being undertaken, and specify the nature of the testing to be done, an

.

May 15, 2015

estimated number of subjects to be included in the study, an estimate of the frequency of the testing, and the prices to be charged for the testing. The estimated amount of the contract assumes that the clinical trial will run the full course as contemplated at the outset. These contracts, however, are subject to numerous contingencies and uncertainties, such as the rate at which patients are enrolled in the clinical trials, the safety and efficacy of the drugs being tested, the timing and progress of the trial in general, whether the trial is completed in accordance with the original clinical trial protocols or whether the biopharma client modifies the original clinical trial protocols, including lowering patient enrollment, or ends the trial early. These are not matters within our direct control or influence. Further, since we typically enter into these contracts before the study commences, usually there are no patients enrolled, and so no samples delivered to us and no tests to be run so as to generate revenue. Thus we have not reported backlog and do not believe doing so is appropriate.

In light of the foregoing, it might be more appropriate to refer to potential revenues under signed contracts, or a potential pipeline when we do discuss these arrangements. However, we acknowledge that the Company did in its investor call conversationally and colloquially referred to “backlog” as the estimated amount that might be received from biopharma customers to provide testing services in the future for studies that are both underway  or will be started the future.  We do not believe any misunderstanding was caused by the reference to “backlog” in a presentation like our recent conference call. However, the Company will be more conscious of the issue you have raised in future calls. It undertakes not to use the term backlog and instead, if referring to our contracts, to explain more fully the contingent nature of the estimated or anticipated revenues.

Financial Statements and Supplementary Data, page 75 Notes to Consolidated Financial Statements, page 82

Note 2. Significant Accounting Policies, page 86

Principles of Consolidation, page 86

2.
We note here you disclose consolidating three subsidiaries: Cancer Genetics Italia, S.r.l., Gentris, LLC and CGI India (BioServe). In exhibit 21 to your Form 10-K you list four subsidiaries. Please confirm to us that all four of these entities are consolidated in your financial statements or tell us why they are not consolidated and your basis under GAAP.

We respectfully advise the Staff that while we listed two subsidiaries in India in Exhibit 21.1 (Cancer Genetics (India) Private Limited, and BioServe Biotechnologies (India) Private Limited), Cancer Genetics (India) Private Limited has no operations other than owning shares of BioServe Biotechnologies (India) Private Limited. In fact, the Company is in the process of merging the two Indian subsidiaries. The short hand reference to CGI India (BioServe) in Note 2 to our financial statements was an imprecise stating of the subsidiary name. The Company hereby confirms that

May 15, 2015

all four of these entities are consolidated in its financial statements and undertakes to correct future filings.

Revenue Recognition, page 86

3.
We note the summary of your 19 active collaborations on page 20 and your disclosure on page 8 that you will continue to develop and expand your collaborations with leading universities and research centers to facilitate the development of additional tests and further demonstrate the clinical value of your existing tests. Please tell us how you account for revenue from your collaboration agreements, including any upfront or milestone payments received, and cite the accounting guidance that you apply. Also confirm that will expand your revenue recognition disclosure in future filings to clearly describe how you account for the collaboration agreements or tell us why you believe such disclosure is not required.

We respectfully advise the Staff that the Company does not generate any revenue from its research collaborations with leading universities and research centers. These are all arrangements to facilitate our research and development activities and to validate the analytical effectiveness of tests in our portfolio. If in the future, the Company enters into research collaboration agreements from which it will generate revenue, the Company will expand its revenue recognition disclosure at such time to clearly describe how it accounts for such collaboration agreements.
In responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,
/s/ Alan Wovsaniker

cc: Panna Sharma, Cancer Genetics, Inc.